Exhibit 99.1

February 15, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER REPORTS FATALITY AT GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) regrets to report the fatality of a contract scooptram operator that occurred at its Guanajuato Mine Complex in Mexico on Friday evening. The employee's family and all relevant authorities have been contacted and a full investigation into the cause of the accident is ongoing.

"We are deeply saddened by the loss of one of our colleagues and our thoughts and prayers are with his family”, stated Robert Archer, President and CEO. “We will commit all available resources to determining the causes of this accident so that we can work to prevent such a tragedy from occurring again."

Great Panther is committed to providing a safe work environment by eliminating or minimizing identified safety and health hazards. Consequently, safety procedures are being reviewed and reinforced to ensure safety remains the top priority across all operations.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced-stage Guadalupe de Los Reyes Project in Sinaloa, Mexico.

Robert Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com